Exhibit 12

LaBRANCHE & CO INC. AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS (LOSS) TO FIXED CHARGES

(UNAUDITED)

(000’s omitted)

	For the Years Ended December 31,
	2010 (4)	2009 (4)	2008 (4)	2007 (4)	2006 (4)
(Loss) earnings:
Pre-tax (loss) income (1)	$(43,721)	$(67,131)	$(149,817)	$(34,227)	$179,085
Add: fixed charges	9,831	21,838	31,101	50,269	51,824

Pre-tax (loss) earnings before fixed charges	$(33,890)	$(45,293)	$(118,716)	$16,042	$230,909

Fixed charges:
Interest expense on all indebtedness (3)	$9,831	$20,969	$27,411	$48,291	$49,941
Other		869	3,590	1,978	1,883
Preferred stock dividend requirements	—	—	—	—	—

Total fixed charges	$9,831	$21,838	$31,001	$50,269	$51,824

Ratio of (loss) earnings to fixed charges (2)	(3.45)	(2.07)	(3.83)	0.32	4.46

(1)	Pre-tax (loss) income does not include our loss from equity investees.
(2)	The ratio of earnings to fixed charges for 2009 represents a $67.1 million deficiency which includes a $6.3 million loss associated with the Company’s NYX shares. The ratio of earnings to fixed charges for 2008 represents a $149.8 million deficiency which includes a $181.4 million loss associated with the Company’s NYX shares. The ratio of earnings to fixed charges for 2007 represents a $34.2 million deficiency which includes a $15.8 million loss associated with the Company’s NYX shares. The ratio of earnings to fixed charges for 2006 represents a $179.1 million surplus which includes a $238.6 million gain associated with the Company’s NYX shares.
(3)	The fixed charge computation excludes certain inventory financing interest expense related to specialist and market making options, futures and ETF activities which are considered to be product costs rather than fixed charges as determined by management.
(4)	Discontinued operations are excluded from all amounts.

It should be noted that the Company did not incur any fixed charges subsequent to the redemption of its remaining public debt on February 15, 2010, thus, all the 2010 fixed charges reported were primarily related to the redemption costs and related interest due upon redemption.